						Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

						31-Mar
	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$92,216	$85,729	$94,310	$103,671	$119,484	$117,082
Interest applicable to rentals	4,833	7,074	12,099	6,810	4,103	3,972

Total fixed charges, as defined	$97,049	$92,803	$106,409	$110,481	123,587	121,054

Preferred distributions, as defined (a)	10,906	10,998	10,067	8,295	11,297	11,682

Combined fixed charges and preferred distributions, as defined	$107,955	$103,801	$116,476	$118,776	$134,884	$132,736

Earnings as defined:

Net Income	$137,618	$143,337	$157,543	$232,845	$231,435	$234,900
Add:
Provision for income taxes:
Total Taxes	78,338	83,494	70,648	45,050	66,546	61,689
Fixed charges as above	97,049	92,803	106,409	110,481	123,587	121,054

Total earnings, as defined	$313,005	$319,634	$334,600	$388,376	$421,568	$417,643

Ratio of earnings to fixed charges, as defined	3.23	3.44	3.14	3.52	3.41	3.45

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.90	3.08	2.87	3.27	3.13	3.15

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.